Filed by Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fairmount Santrol Holdings Inc.

Commission File No. 001-36670

FOR IMMEDIATE RELEASE

UNIMIN AND FAIRMOUNT SANTROL ANNOUNCE COMBINED COMPANY EXECUTIVE LEADERSHIP TEAM TO SERVE UPON COMPLETION OF MERGER

CHESTERLAND, Ohio and NEW CANAAN, Connecticut, March 29, 2018 — Fairmount Santrol (NYSE: FMSA), a leading provider of high-performance sand and sand-based product solutions and Unimin Corporation (“Unimin”), a wholly owned subsidiary of SCR-Sibelco NV (“Sibelco”), today announced the future executive leadership team of the combined company, to serve effective upon completion of the previously disclosed proposed transaction (the “merger”) between Unimin and Fairmount Santrol.

As previously announced, Jenniffer Deckard will serve as President, Chief Executive Officer and a member of the Board of Directors of the combined company. Additional members of the executive leadership team announced today include:

•	Gerald Clancey will serve as Executive Vice President and Chief Commercial Officer of the combined company, and will lead the commercial operations for the combined company.

•	Campbell Jones will serve as Executive Vice President and Chief Operating Officer of the combined company, and will be responsible for leading the combined company’s operations, engineering and supply chain functions.

•	Andrew Eich will serve as Executive Vice President and Chief Financial Officer of the combined company, and will be responsible for the combined company’s finance and accounting functions.

•	Brian Richardson will serve as Executive Vice President and Chief Administrative Officer of the combined company, and will lead the human resources, information technology, sustainable development and other corporate functions.

“Today marks an important milestone as we work toward combining Unimin and Fairmount Santrol to create a leader in proppant and industrial materials solutions,” said Jenniffer Deckard, President and Chief Executive Officer of Fairmount Santrol. “Fairmount Santrol and Unimin both have exceptional talent across all levels, which is underscored by the very balanced leadership team we have assembled for the combined company post-close. We are confident that the significant strengths of this leadership team, coupled with our compatible cultures, will position the combined company for success both immediately after closing and beyond.”

Michael Biehl, Fairmount Santrol’s current Executive Vice President and Chief Financial Officer, will continue to serve in his capacity as such through the close of the merger. He has also agreed to stay on as Executive Vice President of the combined company to assist with the combined company’s integration through the 2018 financial reporting cycle.

Mr. Biehl joined Fairmount Santrol in 2016 during a challenging energy cycle, and under his leadership, the company has achieved several significant accomplishments, including refinancing its debt and orchestrating two equity offerings in order to strengthen the company’s capital structure, as well as securing Fairmount Santrol’s Kermit mine with a long-term lease structure.

Deckard continued, “We are very pleased with the transitional and long-term leadership plans put in place thus far. I want to recognize all of our leaders for their continued dedication as we plan for the combined company and to thank those, in particular, who will be continuing in advisory roles following the closing to help ensure a seamless transition and integration. I would like to especially thank Michael Biehl for his dedicated and continued leadership.”

Until the closing of the merger, the respective companies will continue to operate under their current leadership structure and as two separate organizations. The companies intend to publicly announce the remaining individuals, in addition to Jenniffer Deckard, to serve on the Board of Directors of the combined company in the coming weeks.

The merger, which has been approved by the Boards of Directors of both companies and received notice from the U.S. Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted, is expected to close in mid-2018, subject to customary closing conditions, including approval by Fairmount Santrol stockholders.

About Jenniffer Deckard

Ms. Deckard has served as President, Chief Executive Officer and Director of Fairmount Santrol since 2013. Previously, Ms. Deckard served as President from January 2011 until May 2013, Vice President of Finance and Chief Financial Officer from 1999 until 2011, Corporate Controller from 1996 to 1999, and Accounting Manager from 1994 until 1996. Ms. Deckard serves on the Board of Directors for RPM International, Inc. (NYSE: RPM). Ms. Deckard received a B.S. from the University of Tulsa, her C.P.A. certification from the State of Missouri and M.B.A. from Case Western Reserve University.

About Gerald Clancey

Mr. Clancey has served as Executive Vice President, Chief Commercial Officer at Fairmount Santrol since 2015. In this role, he has responsibility for Domestic and International Sales into the Proppant and Industrial & Recreational (I&R) channels as well as leadership for Supply Chain and Logistics. Previously, Mr. Clancey served as Executive Vice President of Supply Chain and I&R sales since 2011, Vice President of Sales for I&R from 2002 to 2011, and General Sales Manager for the Fairmount Santrol’s TechniSand resin-coated foundry division from 1998 to 2002. Mr. Clancey received a B.S. from Kent State University and M.B.A. from the University of Notre Dame.

About Campbell Jones

Mr. Jones has served as President and Chief Executive Officer of Unimin since 2015 and has been a member of the Unimin Board since 2015. He has also served as Group Chief Operating Officer of Sibelco since 2016. Mr. Jones has been with Sibelco or its affiliates since 2000. He was Managing Director of Sibelco Australia Limited from 2006 to 2014 and Executive General Manager/Chief Operating Officer of Sibelco Australia Limited from 2000 to 2006. Prior to joining Unimin, Mr. Jones was Executive General Manager at Commercial Minerals from 1997 to 2000 and Managing Director at Envirotech Australia from 1992 to 1997. Mr. Jones received a B.E. in Metallurgical Engineering from the University of New South Wales.

About Andrew Eich

Mr. Eich has served as Senior Vice President and Chief Commercial Officer of Unimin since June 2016 and has been a member of the Unimin Board since January 2016. From 2012 to June 2016, Mr. Eich was Chief Financial Officer and Vice President, Finance & Development and

Treasury of Unimin. From 2004 to 2012, Mr. Eich served in a variety of roles at Aetos Capital, an Asia-focused real estate private equity firm, including roles in M&A, portfolio management, corporate finance and investor relations. Mr. Eich started his career at KPMG LLP in New York, where he worked from 2002 to 2004 in KPMG’s assurance practice. Mr. Eich received a B.A. in Management Economics from Ohio Wesleyan University. Mr. Eich is a CPA (inactive) and CFA charter holder.

About Brian Richardson

Mr. Richardson has served as Executive Vice President, Chief People Officer at Fairmount Santrol since 2015. In this capacity, he provides leadership for the company’s Human Resources, Information Technology, Risk Management, Sustainable Development and Internal Communications functions. Prior to joining the company, Mr. Richardson was Senior Vice President of Human Resources for the Global Finishes Group of The Sherwin-Williams Company. Mr. Richardson received a B.A. in Finance from Baldwin-Wallace College and M.B.A. from The Ohio State University.

About Fairmount Santrol

Fairmount Santrol is a leading provider of high-performance sand and sand-based products used by oil and gas exploration and production companies to enhance the productivity of their wells. Fairmount Santrol also provides high-quality products, strong technical leadership and applications knowledge to end users in the foundry, building products, water filtration, glass, and sports and recreation markets. Its expansive logistics capabilities include a wide-ranging network of distribution terminals and railcars that allow Fairmount Santrol to effectively serve customers wherever they operate. As one of the nation’s longest continuously operating mining organizations, Fairmount Santrol has developed a strong commitment to all three pillars of sustainable development, People, Planet and Prosperity. Correspondingly, Fairmount Santrol’s motto and action orientation is: “Do Good. Do Well.” For more information, visit FairmountSantrol.com.

About Unimin

Unimin is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio and the worldwide production capabilities of Sibelco, its privately held parent organization. Unimin is one the largest producers of quartz proppants for oil and natural gas stimulation and recovery and is a leading supplier of multi-mineral product offerings to industrial customers in glass, construction, ceramics, coatings, polymers and foundry markets.

Unimin operates a portfolio of strategically located and long life assets with 31 mining facilities with reserves (including one facility currently under construction) and nine processing facilities (one of which is inactive) that span the United States, Mexico and Canada and serve a variety of energy and industrial customers. Unimin’s broad portfolio of minerals including silica sand, with feldspar, nepheline syenite, lime, clays (incl. kaolin), calcium carbonate and olivine allows Unimin to offer a multi-mineral product mix to its industrial customers. Unimin has built long-standing relationships with its key customers and has a broad customer base comprised of S&P 500 and blue chip customers. Unimin operates an extensive logistics and distribution network with access to five Class 1 railroads, a large number of in-basin oil and gas operating terminals and strong unit-train capabilities.

Forward-Looking Statements

This press release contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount Santrol’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount Santrol’s and/or Unimin’s respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount Santrol and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount Santrol and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information

In connection with the merger, a registration statement on Form S-4 will be publicly filed with the SEC. FAIRMOUNT SANTROL STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED

WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, FairmountSantrol.com, or by contacting Indrani Egleston at 440-214-3219 or Matthew Schlarb at 440-214-3284.

Participants in Solicitation

Fairmount Santrol and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be publicly filed with the SEC when they become available.

Fairmount Santrol:

Indrani Egleston

+1 440-214-3219

Indrani.Egleston@fairmountsantrol.com

Matt Schlarb

+1 440-214-3284

Matthew.Schlarb@fairmountsantrol.com

Unimin:

Jennifer Fox

+1-203-442-2287

jfox@unimin.com

Media Contact:

Joele Frank, Wilkinson Brimmer Katcher

Sharon Stern / Adam Pollack / Trevor Gibbons

+1 212-355-4449